NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

November 29, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Alexandra Barone, Staff Attorney
Larry Spirgel, Office Chief

Re:	MCAP Acquisition Corporation
Amendment No. 4 to Registration Statement on Form S-4
Filed November 18, 2021
File No. 333-259027

Dear Ms. Barone and Ms. Krebs:

On behalf of MCAP Acquisition Corporation (the “Company”), we are hereby responding to the letter dated November 29, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 4 to Registration Statement on Form S-4 filed on November 18, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 6 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 4 to Form S-4 filed November 18, 2021

Risk Factors
Public Stockholders who redeem their shares of MCAP Common Stock may continue to hold any Public Warrants they own..., page 73

1.	Please tell us how you calculated the $7.1 million value of the 4,580,666 Public Warrants using a market value of $1.18 or revise as necessary.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Division of Corporation Finance

November 29, 2021

Response: The Company has revised the disclosure beginning on page 73 of the Amended Registration Statement as requested.

MCAP determined that a material weakness existed in its internal control over financial reporting as of March 2, 2021. If MCAP..., page 84

2.	Please revise to address the fact that you identified another error in your financial statements related to the classification of redeemable shares issued during your IPO, which lead to a restatement of prior period financial statements. Discuss the impact this had on the material weakness previously identified, your evaluation of disclosure controls and procedures and your remediation efforts. Similar revisions should be made to the risk factor where you discuss the potential for litigation related to the financial statement restatements.

Response: The Company has revised the disclosure beginning on page 84 of the Amended Registration Statement as requested.

If the Post-Combination Company fails to maintain effective internal control over financial reporting..., page 86

3.	We note your reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations - Evaluation of Disclosure Controls and Procedures" and your disclosure about management's identification of a material weakness in the company's internal control over financial reporting. We are unable to find such a discussion in MD&A. Please advise.

Response: The Company has revised the disclosure on page 86 of the Amended Registration Statement to remove such cross reference.

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Division of Corporation Finance

November 29, 2021

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc: MCAP Acquisition Corporation

Theodore L. Koenig